SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of June 12, 2006

                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




The company has received the following notification:


                                                     Goldman Sachs International
                                                              Peterborough Court
                                                                133 Fleet Street
                                                                 London EC4A 2BB
                                                              Tel: 020 7774 1000
Ms Mary Skelley
Telent Plc
34 Grosvenor Square
London
W1K 2HD


12 June 2006


Fax No: 020 7493 1974


Dear Ms Skelley


UK Companies Act 1985 - Sections 198-203 - Telent Plc (the "Company")


This notification relates to issued ordinary shares in the capital of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").


It has come to our attention that at close of business on 08 June 2006, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, was interested in 3,777,218 shares.


Of these 3,777,128 shares,


a) The interest in 862,452 shares arose from the interest held by Goldman, Sachs & Co ("GS&Co."), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.



b) The interest in 2,914,766 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owed indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.


A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.


Yours sincerely,


Mark Taylor
For and on behalf of
The Goldman Sachs Group, Inc.






The company has received the following notification:

                                                               Invesco Perpetual
                                                                  Perpetual Park
                                                            Perpetual Park Drive
                                                                Henley-on-Thames
                                                                     Oxfordshire
                                                                         RG9 1HH
                                                         Tel: +44 (0)1491 417000



The Company Secretary
Telent plc
34 Grosvenor Square
London
W1K 2HD



09 June 2006


By post

Dear Sir,


Section 198 companies act 1985 ("The act")

We write to give you notice that, following the sale of 1,469,993 shares on 8th June 2006, AMVESCAP PLC (AMVESCAP) and subsidiary companies on behalf of discretionary clients have an interest within the meaning of Part VI of the Act in 15,510,118 Ordinary 87.5p Shares of your Company (representing 25.25%*); details of that interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are set out below:-


Chase Nominees Limited                      839,341
Vidacos                                     12,234,462
Bank of Ireland (Dublin)                    102,850
BNP Paribas                                 242,823
HSBC Nominees                               46,489
State Street London                         1,767,989
Northern Trust Company (London)             276,164



We wish to advise you that none of these shares are beneficially owned by AMVESCAP. Subsidiary companies of AMVESCAP have a large number of portfolio management clients for whom they act as investment manager and investment advisor and by virtue of Section 203 of the Companies Act 1985 AMVESCAP is deemed to have the same interest in the shares.


We would further advise that the above holding includes the following notifiable holdings:- INVESCO Perpetual UK ICVC Services (UKICVC) holds 10,716,093 shares (17.45%*) registered in the name of Vidacos Nominees Limited.


Yours faithfully,


For and on behalf of
AMVESCAP PLC



*Based on an issued share capital of 61,409,786



The company has received the following notification:



                                                         Deutsche Bank AG London
                                                      23 Great Winchester Street
                                                                          London
                                                                        EC2P 2AX
                                                        Tel: +44 (0)20 7545 8000





The Company Secretary
Telent plc
34 Grosvenor Square
London
W1K 2HD


FAX AND POST



9 June 2006


Dear Sir/Madam

Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 61,409,786 ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 3,970,998 ordinary shares of Telent Plc, amounting to 6.47%. Part of this holding may relate to hedging arrangements for customer transactions.


Deutsche Bank AG is a corporation domiciled in Frankfurt, German, of which Deutsche Bank AG London is a branch.


If you require any further information concerning this notification, please contact Andrew Anderson, David Lindsay, Sabrina Samuel or Kelly-Jade Ledwich in the Compliance Department of Deutsche Bank AG London.



Yours faithfully,



For DEUTSCHE BANK AG LONDON


Authorised Signatory






The company has received the following notification:


                                                     Goldman Sachs International
                                                              Peterborough Court
                                                                133 Fleet Street
                                                                 London EC4A 2BB
                                                              Tel: 020 7774 1000


Ms Mary Skelley

Telent Plc
34 Grosvenor Square
London
W1K 2HD


9 June 2006


Fax No: 020 7493 1974


Dear Ms Skelley



UK Companies Act 1985 - Sections 198-203 - Telent Plc (the "Company")


This notification relates to issued ordinary shares in the capital of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").



It has come to our attention that at close of business on 07 June 2006, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, was interested in 3,140,526 shares.



Of these 3,140,526 shares,



a) The interest in 862,452 shares arose from the interest held by Goldman, Sachs & Co ("GS&Co."), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.



b) The interest in 2,278,074 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owed indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.


A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.


Yours sincerely,

Peter Highton

For and on behalf of

The Goldman Sachs Group, Inc.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 12 June, 2006